SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

RIDER

Retirement Income Escalator

This rider (“Rider”) is made part of the Contract to which it is attached.  The Rider is effective on the Rider Effective Date as defined below.  Additional Purchase Payments may NOT be made after the first year following the Rider Effective Date. The Rider may be cancelled at any time. See the “Cancellation of the Rider” section below.

DEFINITIONS

Unless defined below or elsewhere in this Rider, capitalized terms used herein shall have the meanings ascribed to them in the Contract (including the Contract Specifications page) to which this Rider is attached.

Account:	the Accumulation Account as set forth in the Contract section “Contract Values During Accumulation Period.”

Account Quarter:	a three month period with the first Account Quarter beginning on the Contract’s Date of Coverage.

Account Value:	the Accumulation Account Value as set forth in the Contract section “Contract Values During Accumulation Period.”

Annual Withdrawal Amount:	an annual dollar amount calculated as a percentage of the Withdrawal Benefit Base, available beginning at age 59 ½.

Bonus Base:	an amount equal to the initial Purchase Payment paid and is adjusted for additional Purchase Payments, step-ups and partial withdrawals.

Bonus Period:	ten years

Designated Funds:	the variable investment options listed on the Contract Specifications page under the heading Choose Your Portfolio Investment Options.

Lifetime Withdrawal Percentage:	a percentage that is determined based on the Owner’s attained age at the time of the first withdrawal after age 59½ and is set for the life of the Rider.

Owner: Rider Effective Date:
except as otherwise specifically noted under the “Joint-Life Coverage” section below, as used in this Rider the term “Owner” refers to  the oldest Owner; in the case of a non-natural Owner, the term “Owner” refers to the oldest Annuitant.

the later of the Contract’s Date of Coverage or the date on which the rider is added to the Contract.

Withdrawal Benefit Base:
the amount used to calculate the Annual Withdrawal Amount and the  Retirement Income Escalator Fee.  The Withdrawal Benefit Base equals the initial Purchase Payment plus any Purchase Payments made in the first Contract year and may be adjusted for step-ups, bonus amounts and partial withdrawals.

Retirement Income Escalator Fee:	the fee assessed for the Rider. The fee is higher if joint-life coverage is selected.

THE RETIREMENT INCOME ESCALATOR BENEFIT

This Rider guarantees that a lifetime withdrawal benefit may be paid to the Owner regardless of investment performance, provided the requirements of this Rider are met.  The lifetime withdrawal benefit may be increased.  See the “Bonus Feature” and “Step-Up Feature” sections below.

How the Retirement Income Escalator Works
The Annual Withdrawal Amount equals the Lifetime Withdrawal Percentage multiplied by the Withdrawal Benefit Base.  The Lifetime Withdrawal Percentages are set at the time of the first withdrawal after age 59 ½ as shown in the following chart.

Owner Age	Lifetime Withdrawal Percentage
59 ½ - 64	5%
65 – 69	5.5%
70 – 80	6%
81 – 84	7%
85 and older	8%

Once the Lifetime Withdrawal Percentage is set it is set for the life of the Rider.

Withdrawals
All withdrawals are subject to withdrawal charges if they are in excess of the annual free withdrawal amount as set forth in the Contract Specifications.

Withdrawals Before Age 59 ½
Any withdrawals will reduce the Bonus Base and the Withdrawal Benefit Base proportionally to the amount withdrawn.

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After a partial withdrawal taken before age 59 ½ the new Bonus Base and Withdrawal Benefit Base will equal;

old Bonus Base and
old Withdrawal Benefit Base                        X      Account Value immediately after the withdrawal
Account Value immediately before the withdrawal

Withdrawals After Age 59 ½
Withdrawals that do not exceed the Annual Withdrawal Amount in an Account Year will not reduce the Bonus Base or Withdrawal Benefit Base.  Commencing when the Owner reaches age 59 ½, withdrawals taken will not be subject to withdrawal charges unless they exceed the greatest of the Contract's free withdrawal amount, the Annual Withdrawal Amount or any minimum distribution amount required under the Code.  If more than the Annual Withdrawal Amount is withdrawn in any one Account Year, then the Bonus Base and Withdrawal Benefit Base, will be reduced proportionally on the excess amount withdrawn.

After a partial withdrawal taken after age 59 ½ that exceeds the Annual Withdrawal Amount the new Bonus Base and Withdrawal Benefit Base will equal;

old Bonus Base and                                                      Account Value immediately after the withdrawal
old Withdrawal Benefit Base                       X           (Account Value immediately before the withdrawal
minus
Annual Withdrawal Amount remaining before the withdrawal)

The new Annual Withdrawal Amount will equal the Lifetime Withdrawal Percentage multiplied by the new Withdrawal Benefit Base.

The Annual Withdrawal Amounts are not cumulative.  If less than the Annual Withdrawal Amount is withdrawn in any one Account Year, then the unused portion of the maximum may not be added to withdrawals made in future Account Years.

If the Account Value is equal to zero and the Withdrawal Benefit Base is greater than zero on or before the maximum Annuity Commencement Date, then the Owner will receive the full Annual Withdrawal Amount until the Owner's death.

If there is any change to the current Code governing the timing or determination of required minimum distribution amounts, then the Company reserves the right to treat any withdrawal greater than the Annual Withdrawal Amount as an excess withdrawal.

Cost of Retirement Income Escalator
The Retirement Income Escalator Fee is set forth in the Contract Specifications page, unless the Retirement Income Escalator Fee is later modified.  See the “Step-Up Feature” and “Joint-Life Coverage” sections below.  The Retirement Income Escalator Fee will be made as a specific deduction from the Account Value, taken on the last valuation day of the Account Quarter.  The initial Retirement Income Escalator  Fee will be applied on the last valuation day at the end of the Account Quarter during which the Rider became effective.  Thereafter, the Retirement Income Escalator Fee will continue to be deducted until the Annuity Commencement Date, the Account Value declines to zero, or the Retirement Income Escalator Benefit is cancelled.  See the “Cancellation of the Rider” section below.

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Bonus Feature
For each Account Year a withdrawal is not taken a bonus of 5% of the Bonus Base will be calculated and added at the end of that Account Year to the Withdrawal Benefit Base effective as of the beginning of the next Account Year. The Bonus Feature is operative during the first ten Contract Years.  On step-up during the Bonus Period, the Bonus Period renews, starting a new 10 year period.  If the Owner does not step-up within a Bonus Period, then the Bonus Feature will not be renewed.

Step-Up Feature
On each Account Anniversary prior to the maximum Annuity Commencement Date, if the Account Value is greater than the current Withdrawal Benefit Base (inclusive of the bonus amount if applicable), the Company will step-up the Withdrawal Benefit Base and the Bonus Base to an amount equal to the Account Value.  After the step-up, the Annual Withdrawal Amount will be the Lifetime Withdrawal Percentage multiplied by the new Withdrawal Benefit Base.  Upon step-up, the Fee may be higher than the current Fee as set forth above under the “Cost of Retirement Income Escalator” section. The step-up will occur automatically unless the current cost of the Rider has changed, in which case the Company will send advance notification to the Owner of the option to elect the step-up.  The Owner's prior written consent is required to accept the new Retirement Income Escalator Fee and initiate the step-up.  The new Retirement Income Escalator Fee will be set by the Company based on current market conditions at the time of any step-up.

If the Owner chooses not to step-up then the Bonus Period is not extended and future benefits may be impacted.  See the “Bonus Feature” section above.

A step-up will not be allowed if the Account Value is higher than $5,000,000.  For purposes of determining the $5,000,000 limit, the Company reserves the right to aggregate Account Value with the account values of all other variable annuity Contracts owned by the Owner that have been issued by Sun Life Assurance Company of Canada (U.S.) or its affiliates.

Designated Funds
All Account Value must be invested in one or more of the Designated Funds during the entire term of the Rider.  The term of the Rider is for life, unless the Withdrawal Benefit Base is reduced to zero or the Rider is cancelled as described below under the “Cancellation of the Rider” section.  The application package contains a list of the only Funds, Guarantee Period dollar cost averaging programs, and asset allocation models that currently qualify as “Designated Funds.”  The Company reserves the right, in its sole discretion, to change the available Designated Funds on new and existing Contracts without prior notice.  Any time there is a change in the Designated Funds, the Account Value will remain in the previously available Designated Funds.  However, any future transfers or Purchase Payments may only be allocated to the Designated Funds then available.  In the event of step-up, the company reserves the right to require that all account values be allocated to the Designated Funds then available.  A future transfer or allocation of Purchase Payments to other than a Designated Fund will result in cancellation of this Rider.  See the “Cancellation of the Rider” section below for additional restrictions.

Joint-Life Coverage
The Owner has the option of electing the Retirement Income Escalator Rider with single-life coverage or, for a higher Retirement Income Escalator Fee, with joint-life coverage.  Joint-life coverage is available only if the Owner and sole primary beneficiary are spouses.  If joint-life is elected then the term Owner refers to the younger spouse.  Joint-life coverage can be elected on an individually-owned Contract or on a co-owned Contract.  A co-owned Contract must be owned by spouses.  Single-life coverage provides an Annual Withdrawal Amount for as long as any Owner is alive.  Joint-life coverage provides an Annual Withdrawal Amount for as long as either the Owner or the Owner’s spouse is alive.  If joint-life coverage is elected, the benefits made available under this Rider are based on the age of the younger spouse.

Either single-life or joint-life coverage must be elected no later than the Rider Effective Date.  Once elected, the Owner may not switch between single-life and joint-life coverage.  With respect to joint-life coverage, should the Owner’s spouse (as of the Rider Effective Date.) cease to be the sole primary beneficiary under the Contract, then joint-life coverage will automatically convert to single-life coverage.  Under these circumstances, the higher fee associated with joint-life coverage will continue to be assessed, and all rider benefits will continue to be based on the age of the younger spouse.

Cancellation of the Rider
The Owner may cancel the Rider at any time upon notice to the Company.  Upon cancellation, all benefits offered under the Rider shall immediately cease, the Rider may not be reinstated, and Retirement Income Escalator Fees will terminate

With respect to the requirement set forth above in the “Designated Funds” section that Account Value at all times be invested in one or more Designated Funds, the Rider automatically will be cancelled under the following circumstances:

●	if any Purchase Payment is allocated to an investment option other than a Designated Fund; or
●	if any portion of Account Value maintained in a Designated Fund is transferred into any investment option other than a Designated Fund.

The Rider will be cancelled upon a change of ownership of the Contract.

Death of Owner
If single-life coverage was selected, at the death of any Owner, then the Rider terminates and the Beneficiary may elect to exercise any of the available options under the Death Benefit provisions of the Contract.  Alternatively, if the surviving spouse is the sole Beneficiary and elects to continue the Contract (“spousal continuation”), then the spouse has the additional option of electing a new Rider on the original Contract assuming that the Rider is available to new Owners at the time of election.  If the surviving spouse makes such election then:

•	the new Account Value will be the Death Benefit; and

•	the new Retirement Income Escalator Fee will be set by the Company based on market conditions at the time and may be higher than the current Retirement Income Escalator Fee; and

•	upon death of the surviving spouse, the Rider ends.

If joint-life coverage was selected and one of the Owners dies, then the Rider will continue, provided that the surviving spouse, as the sole primary beneficiary, continues the Contract (“spousal continuation”).  In such case:

•	the new Account Value will be the Death Benefit; and

•	the Retirement Income Escalator Fee immediately prior to the Owner’s death will continue to the surviving spouse; and

•	the Withdrawal Benefit Base will remain unchanged until the next Account Anniversary when a step-up could apply due to an increase in Account Value. See the “Step-Up Feature” section above; and

•	all benefits continue to be based on the age of younger spouse.

Alternatively, the surviving spouse may choose to take any available option under the death benefit provisions of the Contract, and the Contract and Rider will both end.  At the death of the surviving spouse, the Contract, including the Rider, terminates.

In all cases, the Company will not permit a Beneficiary to make any election that would adversely affect the treatment of the Contract as an annuity contract under the Code.

What Happens on the Maximum Annuitization Commencement Date
If the Account Value is greater than zero on the maximum Annuity Commencement Date, then the Owner may elect to:

1.	surrender the Contract and receive the Cash Surrender Value; or
2.	annuitize the Account Value under one of the then currently available Annuity Options.
3.
annuitize the Account Value as a single-life annuity (or a joint-life annuity, if joint-life coverage was elected at issue and is still eligible) with an annualized annuity payment of not less than the Annual Withdrawal Amount that would have been payable immediately prior to the maximum Annuity Commencement Date.

If no election is made, then the Company will default to the third option described above.

If the Account Value is equal to zero and the Withdrawal Benefit Base is greater than zero on or before the maximum Annuity Commencement Date, then the Owner will receive the full Annual Withdrawal Amount until the Owner’s death.

All other Contract benefits, including death benefits, terminate on the maximum Annuity Commencement Date.

Signed by the Company at its Executive Office, Wellesley Hills, Massachusetts.

/s/ Robert C. Salpinate                                                                           /s/ Michael S. Bloom
Robert C. Salipante                                                                           Michael S. Bloom
President                                                                           Secretary

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